UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

Annual Report Pursuant to Section 15(d) of the

Securities Exchange Act of 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from	to

Commission file number 33-94154

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Foamex L.P. 401(k) Savings Plan

1000 Columbia Avenue

Linwood, Pennsylvania 19061

610-859-3000

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Foamex International Inc.

1000 Columbia Avenue

Linwood, Pennsylvania 19061

610-859-3000

REQUIRED INFORMATION

The following financial statements for the Foamex L.P. 401(k) Savings Plan are being filed herewith:

Reports of Independent Registered Public Accounting Firms	6

Financial Statements:

Statements of Net Assets Available for Benefits as of December 31, 2006 and 2005	8

Statements of Changes in Net Assets Available for Benefits
for the years ended December 31, 2006 and 2005	9

Notes to Financial Statements	10

Supplemental Schedule:

Schedule H, Item 4i - Schedule of Assets (Held at End of Year)
as of December 31, 2006	17

SIGNATURES

The Plan - Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

FOAMEX L.P. 401(k) SAVINGS PLAN

(Name of Plan)

Dated: June 28, 2007	By:	/s/ Gregory J. Christian

Gregory J. Christian

President

Foamex International Inc.

FOAMEX L.P. 401(k) SAVINGS PLAN

FINANCIAL STATEMENTS

as of and for the years ended December 31, 2006 and 2005

SUPPLEMENTAL SCHEDULE

as of December 31, 2006

and

REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS

FOAMEX L.P. 401(k) SAVINGS PLAN

TABLE OF CONTENTS

Page

Reports of Independent Registered Public Accounting Firms	6

Financial Statements:

Statements of Net Assets Available for Benefits as of December 31, 2006 and 2005	8

Statements of Changes in Net Assets Available for Benefits

for the years ended December 31, 2006 and 2005	9

Notes to Financial Statements	10

Supplemental Schedule:

Schedule H, Item 4i - Schedule of Assets (Held at End of Year)
as of December 31, 2006	17

Report of Independent Registered Public Accounting Firm

The Benefits Committee and Participants of the Foamex L.P. 401(k) Savings Plan:

We have audited the accompanying statement of net assets available for benefits of the Foamex L.P. 401(k) Savings Plan (the “Plan”) as of December 31, 2006, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As discussed in Note 1 to the financial statements, on September 19, 2005, Foamex International Inc. and certain of its domestic subsidiaries, including the Plan sponsor, Foamex L.P., filed voluntary petitions for relief under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the District of Delaware. As part of the bankruptcy process, motions were filed that enabled the Plan sponsor to continue the administration of the Plan without interruption.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Foamex L.P. 401(k) Savings Plan at December 31, 2006, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

As described in Note 2, the Plan adopted Financial Accounting Standards Board Staff Position AAG-INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined Contribution Health and Welfare Pension Plans in 2006.

We also have audited the adjustments to the 2005 financial statements to retrospectively apply the change in accounting for fully benefit-responsive investment contracts as described in Note 2 and the paragraph above. In our opinion, such adjustments are appropriate and have been properly applied. We were not engaged to audit, review, or apply any procedures to the 2005 financial statements of the Plan other than with respect to the adjustments and, accordingly, we do not express an opinion or any other form of assurance on the 2005 financial statements taken as a whole.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2006, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by United States Department of Labor Rules and Regulations for Reporting and Disclosure Under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. This supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ McGladrey & Pullen LLP

Blue Bell, Pennsylvania

June 29, 2007

Report of Independent Registered Public Accounting Firm

The Benefits Committee and Participants of the Foamex L.P. 401(k) Savings Plan:

We have audited, before the effects of the adjustments to retrospectively apply the change in accounting described in Note 2, the accompanying statement of net assets available for benefits of the Foamex L.P. 401(k) Savings Plan (the “Plan”) as of December 31, 2005, and the related statement of changes in net assets available for benefits for the year then ended (the 2005 financial statements before the effects of the adjustments discussed in Note 2 are not presented herein). The 2005 financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As discussed in Note 1 to the financial statements, on September 19, 2005, Foamex International Inc. and certain of its domestic subsidiaries, including the Plan sponsor, Foamex L.P., filed voluntary petitions for relief under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the District of Delaware. As part of the bankruptcy process, motions were filed that enabled the Plan sponsor to continue the administration of the Plan without interruption.

In our opinion, the 2005 financial statements, before the effects of the adjustments to retrospectively apply the change in accounting described in Note 2, present fairly, in all material respects, the net assets available for benefits of the Foamex L.P. 401(k) Savings Plan at December 31, 2005, and the changes in net assets available for benefits for the year then ended, in conformity with U.S. generally accepted accounting principles.

We were not engaged to audit, review, or apply any procedures to the adjustments to retrospectively apply the change in accounting described in Note 2 and, accordingly, we do not express an opinion or any other form of assurance about whether such adjustments are appropriate and have been properly applied. Those adjustments were audited by McGladrey & Pullen, LLP.

/s/ KPMG LLP

Philadelphia, Pennsylvania

June 28, 2006

FOAMEX L.P. 401(k) SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31, 2006	December 31, 2005

Assets
Investments
Mutual Funds	$61,226,056	$54,288,668
Collective Trust Fund	12,631,044	13,160,417
Foamex Stock Fund	102	33,517
Participant Loans	4,193,352	4,583,554

Total investments	78,050,554	72,066,156

Employer contributions receivable	166,292	174,721

Total assets	78,216,846	72,240,877

Liabilities
Administrative expenses payable	29,422	31,130

Net assets available for benefits at fair value	78,187,424	72,209,747

Adjustment from fair value to contract value for
interest in collective trust relating to fully benefit-
responsive investment contracts	127,756	152,139

Net assets available for benefits	$78,315,180	$72,361,886

The accompanying notes are an integral part of the financial statements.

FOAMEX L.P. 401(k) SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year Ended	Year Ended
	December 31, 2006	December 31, 2005

Additions
Additions to net assets attributed to:

Investment income
Interest and dividends	$4,317,449	$3,757,744

Net appreciation (depreciation) in fair value of investments	4,113,968	(4,840,262)

Total investment income (loss), net	8,431,417	(1,082,518)

Contributions
Participants	4,166,427	4,465,383

Employer	639,844	760,151

Rollover	159,146	201,438

Total contributions	4,965,417	5,426,972

Total additions	13,396,834	4,344,454

Deductions
Deductions from net assets attributed to:

Benefits paid to participants	7,315,784	7,542,333

Administrative expenses	127,756	158,768

Total deductions	7,443,540	7,701,101

Net increase (decrease)	5,953,294	(3,356,647)

Net assets available for benefits, beginning of year	72,361,886	75,718,533

Net assets available for benefits, end of year	$78,315,180	$72,361,886

The accompanying notes are an integral part of the financial statements.

FOAMEX L.P. 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

1.	DESCRIPTION OF THE PLAN AND DEVELOPMENTS

GENERAL

The following description of the Foamex L.P. 401(k) Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

The Plan is a defined contribution plan and is available to eligible employees of Foamex L.P. Eligible employees may enter the Plan on the first day of any month following thirty days from their date of hire. The Plan sponsor is Foamex L.P., which is an indirect majority-owned subsidiary of Foamex International Inc. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

PLAN SPONSOR BANKRUPTCY FILING AND EMERGENCE

On September 19, 2005, Foamex International Inc. and certain of its domestic subsidiaries, including the plan sponsor Foamex L.P., filed voluntary petitions under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the District of Delaware. As part of the bankruptcy process, motions were filed that enabled the Plan sponsor to continue the administration of the Plan without interruption. On February 12, 2007, Foamex International Inc. and Foamex L.P. emerged from bankruptcy proceedings with no changes to the Plan provisions.

CONTRIBUTIONS

Participants may contribute between 1% and 20% of their compensation, as defined, to the Plan subject to limitations of the Internal Revenue Code. Participants who have attained age 50 may make additional pre-tax contributions (“Catch Up Contribution”). The maximum Catch Up Contribution was $4,000 in 2005 and $5,000 in 2006. Participants may also rollover distributions from other qualified plans.

For most participants, the employer makes a quarterly matching contribution of $.25 for each $1.00 (up to 4% of compensation) contributed by the participant (the “Company Match”). Participants employed by the employer on the last day of the quarter are eligible to receive the Company Match. For most participants, the employer was required to make an additional quarterly contribution equal to $.25 for each $1.00 (up to 4% of compensation) contributed by the participant and invested in the Foamex Stock Fund. See the Foamex Stock Fund section of the Investments topic below for a discussion of developments during 2005 and 2006. Certain union represented employees receive matching contributions in accordance with respective collective bargaining agreements. The Company Match is not available on the additional contributions available to participants who have attained age 50, discussed above. Participant accounts are charged with an allocation of administrative expenses.

VESTING

Non-union and some union participants are vested immediately in their contributions and the employer matching contributions plus actual earnings (losses) thereon. Some participants who are members of collective bargaining unions are vested in the employer matching contributions after three-to-five years of service. Forfeitures, if any, are used to reduce future employer matching contributions. There were no forfeitures during 2006 and 2005.

PAYMENT OF BENEFITS

Upon termination of employment, a participant (or their beneficiary) will receive a lump-sum amount equal to the value of their vested account balance, if the value of their vested account balance is less than $5,000. An election to defer the distribution until a later date (but no later than age 70 1/2 unless the participant remains an active employee) can be made for those participants whose account balance exceeds $5,000.

FOAMEX L.P. 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

1.   DESCRIPTION OF THE PLAN AND DEVELOPMENTS (continued)

PARTICIPANT ACCOUNTS

A separate account is maintained for each participant. Investment income (loss) of each fund is allocated to a participant’s account based on the ratio of the participant’s balance of the fund to all participating accounts of the fund. Plan investments, directed by the participants, are maintained in the funds and in participant loans, discussed below.

INVESTMENTS

Fund descriptions below are from fund summaries and other Plan documents.

Foamex Stock Fund – During 2005, the Plan sponsor determined that due to the volatility of the price of Foamex International stock, the Foamex Stock Fund was no longer an appropriate investment for the Plan. Accordingly, effective July 20, 2005, no additional employee contributions or matching contributions were directed into the Foamex Stock Fund and no exchanges into the Foamex Stock Fund were permitted. Participants could elect new investment options for future contributions and, if no election was made, contributions after July 20, 2005 were placed into the Fidelity Retirement Money Market Portfolio, discussed below. Additionally, participants could elect to remain in the fund or move to other Plan investment options.

As a result of the bankruptcy filings discussed above, the Plan sponsor announced to participants on January 27, 2006 that the remaining shares of the Foamex Stock Fund would be liquidated and transferred to the Fidelity Retirement Money Market Portfolio on or about February 24, 2006. However, due to delays in the bankruptcy process the liquidation was deferred. Participants were still able may make exchanges out the Foamex Stock Fund. The Foamex Stock Fund was a unitized stock fund whose value depended on the performance of Foamex stock, the performance of the overall stock market, and the amount of short-term investments in the fund. Accordingly, the Plan sponsor directed Fidelity to maintain a target cash balance of 50%, subject to a minimum balance of 40% and a maximum of 60%. During December 2006, the Foamex Stock Fund was liquidated. The fund balance at December 31, 2006 represents accrued interest as a result of the liquidation process.

Prior to the developments discussed above, the fund invested in Foamex International Inc. common stock. All such shares were purchased on the open market. In addition, the fund invested an amount in short-term investments to facilitate exchanges, withdrawals, loans and disbursements.

Spartan® U.S. Equity Index Fund-Investor Class – A fund that seeks to provide investment results that correspond to the total return (i.e., the combination of capital changes and income) performance of common stocks publicly traded in the United States. The fund normally invests at least 80% of assets in common stocks included in the S&P 500®, which broadly represents the performance of common stocks publicly traded in the United States.

Fidelity Growth Company Fund – A fund that seeks capital appreciation. The fund normally invests primarily in common stocks of domestic and foreign issuers that Fidelity Management and Research Company believes offer the potential for above-average growth.

Fidelity Balanced Fund – A fund that seeks income and capital growth consistent with reasonable risk. The fund normally invests approximately 60% of its assets in stocks and other equity securities. The remainder of fund investments is in bonds and other debt securities, including lower-quality debt securities, when the outlook is neutral. The fund will invest at least 25% of total assets in fixed-income senior securities (including debt securities and preferred stock). The fund may invest in securities of domestic and foreign issuers.

Fidelity Low-Priced Stock Fund – A fund that seeks capital appreciation. The fund normally invests at least 80% of total assets in low-priced common stock ($35 or less at time of purchase), which can lead to investments in small and medium-sized companies. The fund may invest in securities of domestic and foreign issuers.

Fidelity Equity-Income II Fund – A fund that seeks reasonable income and also considers the potential for capital

FOAMEX L.P. 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

1.	DESCRIPTION OF THE PLAN AND DEVELOPMENTS (continued)

appreciation. The fund looks for a yield that exceeds the composite yield of the securities comprising the S&P 500® and normally invests at least 80% of total assets in equity securities that are primarily income producing. The fund may potentially invest in other types of equity securities and debt securities, including lower-quality debt securities. The fund may invest in securities of domestic or foreign issuers.

Fidelity Diversified International Equity Fund – A fund that seeks capital growth. The fund invests primarily in non-U.S. securities, normally in common stocks. Investments are allocated across countries and regions considering the size of the market in each country and region relative to the size of the international market as a whole.

The Fidelity Freedom Funds® are investment options that enable Plan participants to select the fund that best matches his or her expected retirement year. These funds invest in other Fidelity mutual funds to provide various levels of asset allocations. Each Fidelity Freedom Fund® is designed to become more conservative over time so participants can stay with the same fund before and after retirement. Approximately five to ten years after the retirement date of each fund below, the targeted asset allocation is 20% domestic stock funds, 40% investment-grade bond funds and 40% in money market funds.

Fidelity Freedom 2000 Fund – A fund that seeks high total return for those retired between 1998-2002. The fund invests approximately 26% in Fidelity stock mutual funds, 36% in Fidelity bond mutual funds and 38% in Fidelity money market mutual funds. The percentages represent target asset allocations at March 31, 2007.

Fidelity Freedom 2010 Fund – A fund that seeks high total return for those planning to retire between 2008-2012. The fund invests approximately 50% in Fidelity stock mutual funds, 40% in Fidelity bond mutual funds and 10% in Fidelity money market mutual funds. The percentages represent target asset allocations at March 31, 2007.

Fidelity Freedom 2015 Fund – A fund that seeks high total return for those planning to retire between 2013-2017. The fund invests approximately 56% in Fidelity stock mutual funds, 39% in Fidelity bond mutual funds and 5% in Fidelity money market mutual funds The percentages represent target asset allocations at March 31, 2007.

Fidelity Freedom 2020 Fund – A fund that seeks high total return for those planning to retire between 2018-2022. The fund invests approximately 69% in Fidelity stock mutual funds and 31% in Fidelity bond mutual funds. The percentages represent target asset allocations at March 31, 2007.

Fidelity Freedom 2025 Fund – A fund that seeks high total return for those planning to retire between 2023-2027. The fund invests approximately 71% in Fidelity stock mutual funds and 29% in Fidelity bond mutual funds. The percentages represent target asset allocations at March 31, 2007.

Fidelity Freedom 2030 Fund – A fund that seeks high total return for those planning to retire between 2028-2032. The fund invests approximately 82% in Fidelity stock mutual funds and 18% in Fidelity bond mutual funds. The percentages represent target asset allocations at March 31, 2007.

Fidelity Freedom 2035 Fund – A fund that seeks high total return for those planning to retire between 2033-2037. The fund invests approximately 83% in Fidelity stock mutual funds and 17% in Fidelity bond mutual funds. The percentages represent target asset allocations at March 31, 2007.

Fidelity Freedom 2040 Fund – A fund that seeks high total return for those planning to retire between 2038-2040. The fund invests approximately 85% in Fidelity stock mutual funds and 15% in Fidelity bond mutual funds. The percentages represent target asset allocations at March 31, 2007.

Fidelity Money Market Trust: Retirement Money Market Portfolio – A fund that seeks as high a level of current income as is consistent with the preservation of capital and liquidity. This fund invests in U.S. dollar-denominated

FOAMEX L.P. 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

1.	DESCRIPTION OF THE PLAN AND DEVELOPMENTS (continued)

money market securities of domestic and foreign issuers, repurchase agreements, and may also enter into reverse repurchase agreements. The fund also invests more than 25% of total assets in the financial services industry. An investment in this portfolio is not guaranteed or insured by the FDIC or any other government agency.

Fidelity Managed Income Portfolio – A fund that seeks to preserve the principal investment, while earning interest income. The fund will try to maintain a stable $1 unit price. The fund is a collective trust (Note 4) and invests in investment contracts issued by insurance companies and other financial institutions, and in fixed income securities as further described below. A portion of the fund is invested in a money market fund to provide daily liquidity. Investment contracts provide for the payment of a specified rate of interest to the fund and for the repayment of principal when the contract matures. Participant withdrawals and exchanges are paid at book value (principal and interest accrued to date) during the term of the contract. Some investment contracts are structured solely as a general debt obligation of the issuer. Other investment contracts (“wrap contract”) are purchased in conjunction with an investment by the fund in fixed income securities, which may include United States Treasury bonds, corporate bonds, mortgage-backed securities, asset-backed securities and bond funds.

PIMCO Total Return Fund-Administrative Class – A fund that seeks maximum total return, consistent with preservation of capital and prudent investment management. The primary portfolio of the fund invests in intermediate-term, investment grade fixed income instruments with an average duration of three-to-six years. The fund may invest up to 20% in foreign securities and up to 10% in high-yield securities. The fund may use derivative instruments for hedging purposes or as part of its investment strategy.

Morgan Stanley Institutional Fund Trust Mid Cap Growth Portfolio- Adviser Class – A fund that seeks long-term capital growth. The fund invests primarily in growth-oriented equity securities of U.S. mid-cap companies and, to a limited extent, foreign companies. Mid-cap companies have capitalizations of generally less than $35 billion.

Royce Pennsylvania Mutual Fund, Investor Class – A fund that seeks long-term growth of capital. The fund normally invests at least 65% of assets in the equities of small-and micro-cap companies. It typically invests in companies with market capitalizations under $2.5 billion.

PARTICIPANT LOANS

Under certain circumstances, participants may borrow from their vested account balance a minimum of $500 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Participants may have two loans outstanding at a time. The loans mature from one to five years or up to 20 years if used for the purchase of a primary residence. The loans are collateralized by the balance in the participant’s account and bear a fixed interest rate of prime (as defined) plus 1%. The loan interest rate is established at the inception of the loan according to the Plan provisions.

RISKS AND UNCERTAINTIES

The Plan provides for various investment options in mutual funds, which invest in any combination of stocks, bonds (fixed income) securities, other mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

ADMINISTRATION

The trustee of the Plan is Fidelity Management Trust Company.

Although it has not expressed any intent to do so, the Plan sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, all participants would become 100% vested in their employer contributions.

FOAMEX L.P. 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION - The accompanying financial statements of the Plan are presented on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

USE OF ESTIMATES – The preparation of financial statements in conformity with accounting principles generally accepted in the Unites States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

NEW ACCOUNTING PRONOUNCEMENT – As described in Financial Accounting Standards Board Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through a collective trust. As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment in the collective trust as well as the adjustment of the investment in the collective trust from fair value to contract value relating to the investment contracts. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis. The FSP has been retrospectively applied to the year ended December 31 2005. The application of the FSP had no effect on net assets available for benefits or changes in net assets available for benefits.

INVESTMENT VALUATION AND INCOME RECOGNITION –Fidelity Management Trust Company performs the function of trustee/custodian. Participant loans are stated at their outstanding balances, which approximates fair value. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end. As discussed in the New Accounting Pronouncement section above and Note 4, collective trust funds are valued at fair market value based on the underlying investments and then adjusted to contract value.

Purchases and sales of securities are recorded on the trade date. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

ADMINISTRATIVE EXPENSES - Administrative expenses, which include recordkeeping, trustee, legal, and other professional fees, were paid by the Plan for 2006 and 2005.

NET APPRECIATION (DEPRECIATION) IN FAIR VALUE OF INVESTMENTS - Net appreciation (depreciation) in fair value of investments consists of realized gains and losses and the net unrealized appreciation (depreciation) of the Plan’s investments.

PAYMENT OF BENEFITS - Benefit payments are recorded when paid.

FOAMEX L.P. 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

3.	INVESTMENTS

The Plan’s investments at December 31, 2006 and 2005 were as follows:

	2006	2005

Fidelity Equity-Income II Fund (A) (B) (C)	$21,833,119	$20,997,090
Fidelity Managed Income Portfolio (A) (B) (C) (D)	12,631,044	13,160,417
Fidelity Diversified International Equity Fund (A) (B) (C)	10,045,798	7,816,552
Fidelity Balanced Fund (A) (B) (C)	6,895,183	6,482,058
Spartan® U.S. Equity Index Fund-Investor Class (A) (B) (C)	4,987,386	4,806,322
Fidelity Retirement Money Market Portfolio (A)	3,703,716	2,408,327
Fidelity Low-Priced Stock Fund (A)	3,510,320	3,451,303
Fidelity Growth Company Fund (A)	2,809,205	2,206,822
Morgan Stanley Institutional Fund Trust
Mid Cap Growth Portfolio-Adviser Class	1,861,147	1,626,022
PIMCO Total Return Fund-Administrative Class	1,525,900	1,697,097
Fidelity Freedom 2010 Fund (A)	1,437,696	1,077,569
Fidelity Freedom 2020 Fund (A)	964,978	941,290
Royce Pennsylvania Fund-Investor Class	657,562	77,623
Fidelity Freedom 2030 Fund (A)	409,869	358,720
Fidelity Freedom 2040 Fund (A)	296,706	194,405
Fidelity Freedom 2000 Fund (A)	156,639	80,474
Fidelity Freedom 2015 Fund (A)	84,440	17,663
Fidelity Freedom 2025 Fund (A)	27,517	49,326
Fidelity Freedom 2035 Fund (A)	18,875	5
Foamex Stock Fund (A) (E)	102	33,517
Participant Loans (B) (C)	4,193,352	4,583,554

Total	$78,050,554	$72,066,156

(A)	Party-in-Interest.
(B)	2006 investment balance is greater than 5% of net assets available for benefits as of December 31, 2006.
(C)	2005 investment balance is greater than 5% of net assets available for benefits as of December 31, 2005.
(D)	See Note 4.
(E)	See Note 1.

The change in values of the Plan’s investments during 2006 and 2005 are listed below. Value changes include both realized gains and losses on investments bought and sold and unrealized gains and losses on investments held during the year.

	Increase (Decrease)
	2006	2005

Mutual Funds	$3,879,489	$ 979,309
Foamex Stock Fund (a)	234,479	(5,819,571)

Net increase	$4,113,968	$(4,840,262)

(a) Primarily common stock of Foamex International Inc. See Note 1.

4.	COLLECTIVE TRUST FUNDS

The Plan was a party to fully benefit-responsive investment contracts in 2006 and 2005. The Fidelity Managed Income Portfolio (Note 1) is in the form of a collective trust. Collective trusts are credited with the earnings on the underlying investments and charged for participant withdrawals and administrative expenses. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses, with no immediate recognition of investment gains and losses on certain fixed income securities investments. Instead, the gain or

FOAMEX L.P. 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

4.	COLLECTIVE TRUST FUNDS (continued)

loss is recognized over time by adjusting the interest rate credited to the fund. Participants may ordinarily direct the withdrawal or transfer of all or a portion of the investment at contract value.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The fair value of the Investment Contract was $12,631,044 and $13,160,417 at December 31, 2006 and 2005, respectively. The average yield and crediting interest rates were approximately 4.27% and 3.75% for 2006 and 2005, respectively.

5.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

There are no reconciling items between amounts reported in the 2006 and 2005 financial statements to amounts reported on Form 5500

6.	RELATED PARTY TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by Fidelity Investments. Fidelity Investments is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for the investment management service totaled $117,301 and $148,708 during 2006 and 2005, respectively. In addition, among the Plan’s investments is the Foamex Stock Fund, which primarily consists of Foamex International Inc. stock. As discussed in Note 1, the Plan sponsor is an indirect majority-owned subsidiary of Foamex International Inc.

7.	INCOME TAX STATUS

On August 12, 1998, the Internal Revenue Service issued a determination letter that the Plan and related trust met the requirements of Section 401 of the Internal Revenue Code (the “Code”) and was exempt from federal income taxes under Section 501(a) of the Code. The Plan was amended and restated effective as of January 1, 2001. On March 14, 2002, the Internal Revenue Service issued a determination letter that the amended and restated Plan and related trust meets the requirements of Section 401 of the Code and is exempt from federal income taxes under Section 501(a) of the Code. The Plan has been amended since receiving the determination letter. However, the Plan Administrator believes that the Plan is being operated in accordance with the provisions of the Plan and of the Code. Therefore, no provision for income taxes has been recorded.

FOAMEX L.P. 401(k) SAVINGS PLAN

SCHEDULE H, ITEM 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

as of December 31, 2006

Party-in-		Fair
Interest	Description of Investment	Value

*	Fidelity Equity-Income II Fund	$21,833,119
*	Fidelity Managed Income Portfolio	12,631,044
*	Fidelity Diversified International Fund	10,045,798
*	Fidelity Balanced Fund	6,895,183
*	Spartan® U.S. Equity Index Fund	4,987,386
*	Fidelity Retirement Money Market Portfolio	3,703,716
*	Fidelity Low-Priced Stock Fund	3,510,320
*	Fidelity Growth Company Fund	2,809,205
	Morgan Stanley Institutional Fund Trust
	Mid Cap Growth Portfolio Adviser Class	1,861,147
	PIMCO Total Return Fund-Administrative Class	1,525,900
*	Fidelity Freedom 2010 Fund	1,437,696
*	Fidelity Freedom 2020 Fund	964,978
	Royce Pennsylvania Fund - Investor Class	657,562
*	Fidelity Freedom 2030 Fund	409,869
*	Fidelity Freedom 2040 Fund	296,706
*	Fidelity Freedom 2000 Fund	156,639
*	Fidelity Freedom 2015 Fund	84,440
*	Fidelity Freedom 2025 Fund	27,517
*	Fidelity Freedom 2035 Fund	18,875
*	Foamex Stock Fund	102
	Participant loans, maturing through 2026 at an annual
	interest rate of prime plus 1%. During 2006, interest
	rates ranged from 5.00% to 10.50%	4,193,352

	Total investments	$78,050,554

*	Party-in-interest investment

See accompanying Report of Independent Registered Public Accounting Firm.

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Foamex International Inc.

We consent to the incorporation by reference in Registration Statement No. 33-94154 of Foamex International Inc. on Form S-8 of our report dated June 29, 2007, appearing in this Annual Report on Form 11-K of the Foamex L.P. 401(k) Savings Plan for the year ended December 31, 2006.

Our report dated June 29, 2007 contains an emphasis paragraph that states that on September 19, 2005, Foamex International Inc. and certain of its domestic subsidiaries, including the Plan sponsor, Foamex L.P., filed voluntary petitions for relief under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the District of Delaware. As part of the bankruptcy process, motions were filed that enabled the Plan sponsor to continue the administration of the Plan without interruption.

/s/ McGladrey & Pullen, LLP

Blue Bell, Pennsylvania

June 29, 2007

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Foamex International Inc.:

We consent to the incorporation by reference in the registration statement (No. 33-94154) on Form S-8 of Foamex International Inc. of our report dated June 28, 2006, with respect to the statement of net assets available for benefits of the Foamex L.P. 401(k) Savings Plan as of December 31, 2005 and the related statement of changes in net assets available for benefits for the year then ended, which report appears in the December 31, 2006 annual report on Form 11-K of the Foamex L.P. 401(k) Savings Plan.

Our report dated June 28, 2006 contains an emphasis paragraph that states that on September 19, 2005, Foamex International Inc. and certain of its domestic subsidiaries, including the Plan sponsor, Foamex L.P., filed voluntary petitions for relief under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the District of Delaware. As part of the bankruptcy process, motions were filed that enabled the Plan sponsor to continue the administration of the Plan without interruption.

Our report dated June 28, 2006 also contains an explanatory paragraph that states we were not engaged to audit, review, or apply any procedures to the adjustments to retrospectively apply the change in accounting described in Note 2 and, accordingly, we do not express an opinion or any other form of assurance about whether such adjustments are appropriate and have been properly applied. Those adjustments were audited by McGladrey & Pullen, LLP.

/s/ KPMG LLP

Philadelphia, Pennsylvania

June 29, 2007